UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MDU RESOURCES GROUP, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

552690109

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, NY 10065

(212) 474-6700

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552690109

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,147,041*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,147,041*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.98%*
14.	Type of Reporting Person (See Instructions): PN, IA

*

In addition, accounts of certain private investment funds for which Corvex Management LP (“Corvex”) acts as investment adviser have entered into cash-settled total return swaps, representing economic exposure to 1,194,435 Shares (as defined below), or 0.59% of the outstanding Shares.

CUSIP No. 552690109

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,147,041*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,147,041*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,147,041*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.98%*
14.	Type of Reporting Person (See Instructions): IN, HC

*

In addition, accounts of certain private investment funds for which Corvex acts as investment adviser have entered into cash-settled total return swaps representing economic exposure to 1,194,435 Shares (as defined below), or 0.59% of the outstanding Shares.

This Amendment No. 3 supplements the information set forth in the Schedule 13D dated August 8, 2022, as previously amended, filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “Schedule 13D”) relating to the shares of common stock, par value $1.00 per share (the “Shares”), of MDU Resources Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

This statement on Schedule 13D is filed on behalf of Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Reporting Persons”). This statement relates to Shares held for the accounts of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP and Corvex Select Equity Master Fund LP, each a Cayman Islands limited partnership, the general partner of each of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065. The principal business of Corvex is serving as the investment adviser of private investment funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.

On April 14, 2023, the SEC announced an order settling charges against Corvex Management, L.P., according to the SEC order, for failing to disclose conflicts of interest regarding its personnel’s ownership of sponsors of three special purpose acquisition companies into which Corvex advised its client funds to invest. Without admitting or denying the findings, Corvex consented to the entry of the SEC’s order finding that the firm violated Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder, and agreed to a cease and desist order, a censure, and a $1 million civil penalty to settle the charges. During the last five years, neither Corvex nor Mr. Meister has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item  4. Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

As previously reported, on January 24, 2023, Keith Meister and Corvex entered into the Cooperation Agreement with the Issuer.

Pursuant to the Cooperation Agreement, the Issuer agreed, among other things, to appoint James H. Gemmel to the Board of the Issuer, subject to the approval of the Federal Energy Regulatory Commission under the Federal Power Act (the “FERC Approval”). The Cooperation Agreement also provides that, prior to the receipt of the FERC Approval, Mr. Gemmel will be appointed as a non-voting observer (a “Board Observer”) of the Board, effective immediately following the execution of the Cooperation Agreement on January 24, 2023.

Under the terms of the Cooperation Agreement, if the FERC Approval is obtained on or before the date (the “2023 Proxy Deadline”) that is fifteen (15) business days prior to the date on which the Issuer expects to mail its proxy statement relating to the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”), then (i) immediately following the date of the FERC Approval, the size of the Board will be increased by one director and Mr. Gemmel will be appointed to the Board for a term expiring at the 2023 Annual Meeting and (ii) MDU Resources will nominate Mr. Gemmel for re-election at the 2023 Annual Meeting for a term expiring at the Issuer’s 2024 annual meeting of stockholders (the “2024 Annual Meeting”). If the FERC Approval is obtained after the 2023 Proxy Deadline, then, immediately after the later of the date the FERC Approval is received and the completion of the 2023 Annual Meeting, the size of the Board will be increased by one director and Mr. Gemmel will be appointed to the Board for a term expiring at the 2024 Annual Meeting. Upon Mr. Gemmel’s appointment to the Board, Mr. Gemmel will cease to be a Board Observer.

The FERC Approval was not received by the 2023 Proxy Deadline, and as a result, under the Cooperation Agreement, immediately after the later of the date the FERC Approval is received and the completion of the 2023 Annual Meeting, the size of the Board will be increased by one director and Mr. Gemmel will be appointed to the Board for a term expiring at the 2024 Annual Meeting.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)-(b) Corvex may be deemed to be the beneficial owner of 10,147,041 Shares, which represents approximately 4.98% of the Issuer’s outstanding Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares. The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of 10,147,041 Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 203,623,893 Shares outstanding as of February 28, 2023, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on March 24, 2023.

(c) There have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2023	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: April 24, 2023	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister